HBT FINANCIAL, INC.

401 North Hershey Road

Bloomington, IL 61704

December 12, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549
Attention: Mr. Rob Arzonetti

Re:	HBT Financial, Inc.

Registration Statement on Form S-4 (Registration Number 333-291925)

Request for Acceleration of Effectiveness

Dear Mr. Arzonetti:

Pursuant to Rule 461 under the Securities Act of 1933, HBT Financial, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-291925), as amended, to Tuesday, December 16, 2025, at 4:00 p.m. E.T., or as soon thereafter as is practicable.

Please contact Jennifer D. King of Vedder Price P.C. at (312) 609-7835 as soon as practicable following the Registration Statement being declared effective or if you have any questions concerning this matter.

Very truly yours,

/s/ Peter R. Chapman
Peter R. Chapman
Executive Vice President and Chief Financial Officer